Cadence Design Systems, Inc. 2655 Seely Avenue, Building 5 San Jose, CA 95134

August 17, 2015
VIA EDGAR AND MESSENGER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Cadence Design Systems, Inc.
Form 10-K for Fiscal Year Ended January 3, 2015
Filed February 20, 2015
Form 8-K Filed April 27, 2015
File No. 000-15867
Dear Ms. Collins:
On behalf of Cadence Design Systems, Inc. (“Cadence,” “we” or “our”), this letter responds to your letter dated August 3, 2015 (the “Comment Letter”) regarding Cadence’s Form 8-K filed on April 27, 2015 (the “Form 8-K”). Your comment from the Comment Letter is set forth below, followed by our response. For ease of reference, the headings and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. Cadence’s response is set forth in ordinary type beneath the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) from the Comment Letter appearing in bold type. We responded to the Staff’s initial comment letter dated June 29, 2015 (the “Initial Comment Letter”) on July 10, 2015.
This letter is being filed with the Commission on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.

Form 8-K filed April 27, 2015
Exhibit 99.01
Supplemental Reconciliation of Certain GAAP to Non-GAAP Measures

1.
We note your response to prior comment 2 and the modifications made to your presentation in the Form 8-K filed July 27, 2015; however, we continue to have the concerns previously expressed over how investors might view your presentation of a full non-GAAP income statement. Consequently, we believe it should be removed. As an alternative, you could consider reconciling the individual line items that are impacted by non-GAAP adjustments in a tabular format, removing the line items not impacted by GAAP adjustments from your current presentation, or providing this reconciliation in a format that does not have the appearance of resembling an income statement.

We respectfully acknowledge the Staff’s comment. As noted in our response to comment 2 in the Initial Comment Letter, we do believe that users of our financial statements, particularly financial analysts, find the current presentation of our GAAP and non-GAAP results to be informative, useful and transparent. In particular, we have found that as financial analysts have become responsible for covering a larger number of companies, miscalculation of information becomes likely when the information they require for their models is not provided to them directly by the company.
In light of the Staff comment, however, in the future we will revise our reconciliation included in reports filed with or furnished to the Commission by removing the line items not impacted by GAAP adjustments or providing the reconciliation in a format that does not have the appearance of resembling an income statement. In order to address the needs of our stockholders or other users of our financial statements, we may in the future publicly disclose information (for example, on our website) removed from our reports filed with or furnished to the Commission in accordance with this Comment Letter. We would present any such information in a manner that is not required to be filed with or furnished to the Commission, and it would therefore not be subject to Item 10(e)(i) of Regulation S-K, and any such information would be presented in compliance with Regulation G.

As always, Cadence is available to discuss further its responses to the Staff's comments. If you have any questions or comments regarding the foregoing, please let us know.

Very truly yours,

/s/ Geoffrey G. Ribar
Geoffrey G. Ribar
Senior Vice President and Chief Financial Officer
Cadence Design Systems, Inc.

cc:	David Edgar, Staff Accountant, Securities and Exchange Commission
Melissa Kindelan, Staff Accountant, Securities and Exchange Commission
James J. Cowie, Cadence Design Systems, Inc.
Stewart McDowell, Gibson, Dunn & Crutcher LLP

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